Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

September 26, 2018

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Dow 30SM Dynamic Overwrite Fund (the “Registrant” or the “Fund”)

File Nos. 333-226218 and 811-22970

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on September 19, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on July 18, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

1.	Comment: Please add disclosure to the Fund’s Prospectus addressing the cash flow component of the Option Strategy.

Response:    The following disclosure will be added under “Investment Objective and Policies”:

The Fund’s use of an overwrite options strategy is intended to produce cash flow for the Fund in the form of premiums on the options written. In exchange for this cash flow, the Fund’s total return may be reduced relative to the DJIA Index in rising markets and may be enhanced relative to the DJIA in flat or declining markets, in each case consistent with the Fund’s investment objective seeking total return with less volatility than the DJIA.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

September 26, 2018

2.	Comment: The Staff reiterates its view that the Fund may not cover a credit default swap using offsetting positions. Please revise the disclosure accordingly.

Response:    Without agreeing with the Staff’s position set forth in the comment above, the Registrant has revised the disclosure as follows:

If the Fund will write credit default swaps, it will~~: (i)~~ segregate the full notional amount of the payment obligation under the credit default swap that must be paid upon the occurrence of a credit event~~; (ii) enter into offsetting positions that assure the availability of adequate funds to meet the obligations arising from such activities; or (iii) engage in a combination of (i) and (ii)~~.

The Registrant notes that it is undertaking to make these changes solely for the purpose of having the Registration Statement declared effective. The revised disclosure will be observed by the Fund. The Registrant reserves the right to modify this disclosure and related practices to the extent consistent with future SEC and/or Staff positions. The Registrant notes that both the release proposing Rule 18f-4 and Rule 18f-4 itself would permit a fund, for purposes of the rule’s exposure limits, to net directly offsetting derivatives that are the same type of instrument and have the same underlying reference asset, maturity and material other terms even if those transactions are entered into with different counterparties and without regard to whether those transactions are subject to a netting agreement. Finally, the Registrant notes that other funds have recently disclosed the ability to use offsetting transactions in connection with credit default swaps.1

1 See, e.g., PIMCO Income Strategy Fund II (File Nos. 333-226215 and 811-21601, Prospectus Supplement dated September 7, 2018) and PIMCO Flexible Municipal Income Fund (File Nos. 333-221829 and 811-23314, Prospectus dated July 19, 2018) (“The Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets” with a value at least equal to the full notional amount of the Fund’s obligation under the swap.”); Eaton Vance Senior Floating Rate Trust (File Nos. 333-207589 and 811-21411, Statement of Additional Information dated February 27, 2018) (“The Trust’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Trust).”); FundVantage Trust (File Nos. 333-141120 and 811-22027, Statement of Additional Information dated September 1, 2018) (“A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer or the seller, if a Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked- to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).”); Mercer Funds (File Nos. 333-123467 and 811-21732, Statement of Additional Information dated July 31, 2018) (“A Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps (or other swaps, to the extent applicable) in which a Fund is the seller, the Fund will identify Segregated Assets determined to be liquid by the Advisor and/or Subadvisor in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”).

Elisabeth Bentzinger

September 26, 2018

************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak Kathleen M. Macpeak

cc:	Kevin McCarthy

     Gifford Zimmerman

     Mark Winget

encl.